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November 24, 2004

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission

RE:      Allied Healthcare Products, Inc.
         Form 10-K/A for the year ended June 30, 2004
         Filed October 1, 2004
         File No.  000-19266


Dear Mr. Cascio,

As requested, listed below are Allied Healthcare Products, Inc.'s ("Allied" or the "Company") responses to the comments raised in your letter dated October 26, 2004 relative to the Form 10-K filing for the fiscal year ended June 30, 2004.

AMENDMENT NO. 1 TO FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES - PAGE 13

1. REGARDING YOUR REVENUE RECOGNITION CRITICAL ACCOUNTING POLICY DISCLOSURE, PLEASE SUPPLEMENTALLY AND IN FUTURE FILINGS DISCUSS THE JUDGMENTS THAT ARE INHERENT IN YOUR RECOGNITION OF REVENUE, INCLUDING:

o THE TYPES OF UNCERTAINTIES REGARDING CUSTOMER ACCEPTANCE, COLLECTIBILITY AND SALES PRICE THAT MAY AFFECT THE TIMING OF YOUR REVENUE RECOGNITION;

o        HOW YOU ESTIMATE SALES DISCOUNTS AND RETURNS AND ALLOWANCES;

o        WHETHER YOU OFFER WARRANTIES AND HOW YOU ESTIMATE THE RELATED
         LIABILITY.

The Company's revenue recognition policy is to recognize revenues at the time products are shipped and title has transferred, provided that a purchase order has been received or a contract executed, there are not uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectibility is reasonably assured.

The sales price is fixed by Allied's acceptance of the buyer's firm purchase order. The sales price is not contingent, or subject to additional discounts. Allied's shipment terms are "F.O.B. shipping point" as stated in Allied's Terms and Conditions of Sale. The customer is responsible for obtaining insurance for and bears the risk of loss for product in-transit. Additionally, sales to customers do not include the right to return merchandise without the prior consent of Allied. In those cases where returns are accepted, product must be current and restocking fees must be paid by the respective customer. A provision has been made for estimated sales returns and allowances. These estimates are based on historical analysis of credit memo data.


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Allied does not provide installation services for its products. Most products shipped are ready for immediate use by the customer. The Company's in-wall medical system components, central station pumps and compressors, and headwalls do require installation by the customer. These products are typically purchased by a third-party contractor who is ultimately responsible for installation services. Accordingly, the customer purchase order or contract does not require customer acceptance of the installation prior to completion of the sale transaction and revenue recognition. Allied's standard payment terms are net 30 days from the date of shipment, and payment is specifically not subject to customer inspection of acceptance, as stated in Allied's Terms and Conditions of Sale. The buyer becomes obligated to pay Allied at the time of shipment. Allied requires credit applications from its customers and performs credit reviews to determine the creditworthiness of new customers. Allied requires letters of credit, where warranted, for international transactions. Allied also protects its legal rights under mechanics lien laws when selling to contractors.

Allied does offer limited warranties on its products. The standard warranty period is one year, however, most claims occur within the first six months. The related liability resulting from these transactions is low. The Company's cost of providing warranty service for its products for the year ended June 30, 2004 was $82,809. Given these results, the Company has not recorded a liability for future warranty claims.

Allied will expand the description of its revenue recognition policy to include the additional information described herein in all applicable future filings with the SEC.

2. WE NOTE THAT YOU IMPLEMENTED A DETAILED ANALYSIS OF INVENTORY FOR THE FISCAL YEAR ENDED JUNE 30, 2002 THAT RESULTED IN AN INCREASE TO YOUR RESERVE FOR OBSOLETE AND EXCESS INVENTORY OF $3.2 MILLION. SUPPLEMENTALLY AND IN FUTURE FILING CLARIFY THE SPECIFIC EVENTS THAT RESULTED IN THE SIGNIFICANT INVENTORY WRITE-DOWN AND CLARIFY WHETHER THIS INVENTORY WILL BE SOLD OR OTHERWISE DISPOSED. THE IMPACT OF SALES OF THIS INVENTORY ON GROSS MARGINS SHOULD BE DISCLOSED EACH PERIOD. IN ADDITION, CLARIFY WHETHER THERE WERE ANY ADDITIONAL WRITE-DOWNS SINCE FISCAL 2002.

As discussed, an analysis of inventory during the fiscal year ended June 30, 2002 resulted in an increase to the reserve for obsolete and excess inventory of $3.2 million. The Company had experienced a significant decrease in sales during the years prior to fiscal 2002. Sales decreased from approximately $74.7 million for the fiscal year ended June 30, 1999 to $60.4 million for the fiscal year ended June 30, 2002. This decrease in sales reflects loss of market share, the effect of product lifecycles, and changes in product mix. In addition, changes were also made in the manufacturing processes of many of the Company's products to lower cost as the Company made changes to return to profitability.

The Company performs rigorous reviews of its inventory to determine its reserve for obsolete and excess inventory, and determine alternative uses for potentially obsolete inventory items.

The following table displays the Company's write-down and disposal of inventory for each of the last three fiscal years.


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                    Reserve for Excess and Obsolete Inventory

                              Fiscal         Fiscal         Fiscal
                               2002           2003           2004
                            -----------    -----------    -----------
Beginning Balance           $ 2,572,967    $ 4,812,074    $ 2,324,258

Inventory scrapped,
salvaged, or otherwise
disposed of                 $  (977,809)   $(2,323,843)   $  (897,347)

Inventory Sold at cost             --      $  (278,047)   $   (69,872)

Inventory Revaluation (1)          --             --      $   385,451

Additional Write-Down       $ 3,216,916    $   114,074           --
                            -----------    -----------    -----------
                            $ 4,812,074    $ 2,324,258    $ 1,742,490
                            ===========    ===========    ===========


         (1) During fiscal 2004, the standard cost used to value inventory was recalculated to reflect the current replacement cost of inventory. The standard cost is changed for each component to reflect the current material and labor cost to produce that component. As a result of these changes, the standard cost of some obsolete parts increased by $385,451. To properly reflect this change, the reserve was increased by $385,451. This standard cost revaluation resulted in no change to net inventories or to income.

As shown on the table above, only a small portion of the obsolete components have been sold. Where obsolete inventory has been sold for less than cost, the loss on the sale has been charged to the inventory reserve. Therefore, there has not been an effect on gross margins of the Company. It is the Company's expectation that most of the remaining obsolete inventory will be scrapped or salvaged, and not sold.

Future filings of the Company on Form 10-K will disclose any impact on gross margins as a result of the sale of this inventory.


3. SUPPLEMENTALLY AND IN FUTURE FILINGS PROVIDE MORE SPECIFIC DETAILS OF THE SIGNIFICANT DECREASE IN DOMESTIC SALES IN FISCAL 2004.

As reported in the Form 10-K, net sales for fiscal 2004 of $59.1 million were $1.8 million less than net sales of $60.9 million in fiscal 2003. Of this $1.8 million decrease in sales $1.6 million dollars is attributable to the Company's "Eastern Region" (primarily the northeastern United States). The Company believes that this decrease in sales is a personnel problem, and is due to poor performance of our sales organization in that region. The Company has taken action to correct that problem, reorganizing its sales force. To date, the sales manager and several of the sales people have been replaced in that region. The Company does not believe that it has permanently lost market share in


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that region, and feels that sales in that region should return to normal levels.
The Company continues to review its sales organization in that region, and will make changes if necessary.

Future filings of the Form 10-K will provide more specific details of the significant decrease in sales in fiscal 2004.

4. REFER TO YOUR DISCUSSION OF THE DECREASE IN SG&A EXPENSE FROM 2003 TO 2004, WHICH IS RELATED TO THE WORKFORCE REDUCTION OF 14 POSITIONS FROM YOUR MANAGERIAL AND ADMINISTRATIVE STAFF. TO THE EXTENT THESE COST WERE INCURRED AS PART OF A FORMAL RESTRUCTURING PLAN ACCOUNTED FOR PURSUANT TO SFAS 146, PLEASE REVISE FUTURE FILINGS IF MATERIAL TO PROVIDE THE FINANCIAL STATEMENT DISCLOSURES REQUIRED BY PARAGRAPH 20 OF THE STATEMENT AS WELL AS THE MD&A DISCUSSIONS CALLED FOR IN SAB TOPIC 5-P.

The workforce reduction of 14 positions was not part of a formal restructuring plan pursuant to SFAS 146. This reduction was an employee layoff due to declining sales. This workforce reduction did not change either the scope of a business undertaken by Allied Healthcare Products or the manner in which business is conducted. Furthermore, this workforce reduction did not result from a sale or termination of a line of business, the closure of a business location, a change in management structure, or a fundamental reorganization of the company as stated in IAS 37 paragraph 70.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES - PAGE 19

5. IN FUTURE FILINGS, PLEASE ELABORATE ON THE INVENTORY REDUCTION PROGRAM, INCLUDING THE DETAILS OF THE PROGRAM AND HOW YOU EXPECT THE PROGRAM TO AFFECT FUTURE OPERATIONS AND INVENTORY LEVELS.

The Company's inventory reduction programs involve consistent, detailed management review of order quantities, lead times, safety stocks, inventory levels, and other material planning parameters. These reviews have allowed the Company to better control its inventory levels, resulting in the $2.1 million decrease in inventory over the last two fiscal years. We do not expect these programs to significantly further reduce inventory levels. In future filings of the Company's Form 10-K our disclosures will be enhanced to include these disclosures.

6. PROVIDE MORE DETAILS OF THE SHORT AND LONG-TERM LIQUIDITY AND INDICATE HOW LONG THE REGISTRANT CAN SATISFY ITS EXPECTED CASH REQUIREMENTS AND WHEN IT WILL HAVE TO RAISE ADDITIONAL CAPITAL/FUNDING.

The Company believes that cash generated from operations and its borrowing availability under its revolving line of credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, we believe that our borrowing capacity under our credit facilities will provide sufficient financial flexibility. The Company would have options available to ensure liquidity in addition to increased borrowing. Capital expenditures, which are budgeted at $1.2 million for the fiscal year ended June 30, 2005, could be postponed.

At September 30, 2004, the company had $1.4 million in bank debt. At that date there was no balance outstanding against the Company's revolving credit facility and $10.0 million available to borrow from the line based on collateral requirements. Based on the Company's current level of debt, and performance, the outstanding debt currently bears interest at the Bank's prime rate. The Company's agreement with the Bank does include provisions for higher interest rates at higher debt levels and different levels of Company performance. In future filings of the Company's Form 10-K our disclosures will be enhanced to include these disclosures.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

7. IN FUTURE FILINGS THE INVENTORY RESERVES AND ACCOUNTS RECEIVABLE ALLOWANCES SHOULD BE INCLUDED AS SEPARATE ITEMS IN THE ADJUSTMENTS TO RECONCILE NET INCOME
(LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES.

In future filings on Form 10-K, on the Consolidated Statement of Cash Flows, the inventory reserves and accounts receivable allowances will be included as separate items in the adjustments to reconcile net income (loss) to net cash provided by operating activities.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION - PAGE 31

8. TELL US WHETHER YOU OFFER WARRANTIES FOR YOUR PRODUCTS. IF MATERIAL, PLEASE INCLUDE THE DISCLOSURE REQUIREMENTS OF PARAGRAPH 14 OF FIN 45 IN FUTURE FILINGS.

Allied does offer limited warranties on its products. The standard warranty period is one year, however, most claims occur within the first six months. The related liability resulting from these transactions is low. The Company's cost of providing warranty service for its products for the year ended June 30, 2004 was $82,809. Given these results, the Company has not recorded a liability for future warranty claims.

The Company will include the disclosure requirements of paragraph 14 of FIN 45 in future filings of the Company's Form 10-K, if material.

9. PLEASE DISCLOSE IN FUTURE FILINGS WHAT TYPES OF UNCERTAINTIES WOULD AFFECT THE TIMING OF YOUR REVENUE RECOGNITION RELATED TO CUSTOMER ACCEPTANCE, SALES PRICE AND COLLECTIBILITY. IN ADDITION, PROVIDE MORE DETAILS OF SALES DISCOUNTS OR OTHER INCENTIVES GIVEN TO DISTRIBUTORS OR CUSTOMERS AND HOW THESE IMPACT REVENUE RECOGNITION. THE ACCOUNTING FOR ANY RIGHTS OF RETURN SHOULD ALSO BE CLARIFIED.

The Company's revenue recognition policy is to recognize revenues at the time products are shipped and title has transferred, provided that a purchase order has been received or a contract executed, there are not uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectibility is reasonably assured.

The sales price is fixed by Allied's acceptance of the buyer's firm purchase order. The sales price is not contingent, or subject to additional discounts. Allied's shipment terms are "F.O.B. shipping point" as stated in Allied's Terms and Conditions of Sale. The customer is responsible for obtaining insurance for and bears the risk of loss for product in-transit. Additionally, sales to customers do not include the right to return merchandise without the prior consent of Allied. In those cases where returns are accepted, product must be current and restocking fees must be paid by the respective customer. A provision has been made for estimated sales returns and allowances. These estimates are based on historical analysis of credit memo data.

Allied does not provide installation services for its products. Most products shipped are ready for immediate use by the customer. The Company's in-wall medical system components, central station pumps and compressors, and headwalls do require installation by the customer. These products are typically purchased by a third-party contractor who is ultimately responsible for installation services. Accordingly, the customer purchase order or contract does not require customer acceptance of the installation prior to completion of the sale transaction and revenue recognition. Allied's standard payment terms are net 30 days from the date of shipment, and payment is specifically not subject to customer inspection of acceptance, as stated in Allied's Terms and Conditions of Sale. The buyer becomes obligated to pay Allied at the time of shipment. Allied requires credit applications from its customers and performs credit reviews to determine the creditworthiness of new customers. Allied requires letters of credit, where warranted, internationally. Allied also protects its legal rights under mechanics lien laws when selling to contractors.

Allied will expand the description of its revenue recognition policy to include the additional information described herein in all applicable future filings with the SEC.

GOODWILL-PAGE 33

10. IN FUTURE FILINGS PROVIDE DETAILS OF THE REPORTING UNITS USED FOR THE ANNUAL GOODWILL IMPAIRMENT TEST. IN ADDITION, INDICATE THE DATE THE TEST IS PERFORMED EACH YEAR.

Allied operates as one reporting unit and prepares its annual goodwill impairment in that manner. None of our product lines constitute a business, as that term is defined in EITF 98-3. Most of our products are produced in one facility, and we do not produce separate financial statements for any part of our business for management. The goodwill impairment test is performed at June 30th of each year.

Allied will revise this footnote to properly disclose this information in all future filings of the Company's Form 10-K.

EMPLOYEE STOCK-BASED COMPENSATION - PAGE 34

11. PLEASE REVISE YOUR PRO FORMA TABLE OF STOCK COMPENSATION EXPENSE IN FUTURE FILINGS TO COMPLY WITH THE PROVISIONS OF PARAGRAPH 2(e)(c) OF SFAS 148.

The pro forma table will properly reflect the provisions of paragraph 2(e)(c) of SFAS 148 in all future filings of the Company.

NOTE 4. FINANCING - PAGE 37

12. IN FUTURE FILINGS, REVISE YOUR TABLE OF AGGREGATE MATURITIES OF LONG-TERM DEBT TO REFLECT THE REVOLVING CREDIT FACILITY AS CURRENT, CONSISTENT WITH THE PRESENTATION UNDER U.S. GAAP IN YOUR CONSOLIDATED BALANCE SHEET.

In future filings the table of aggregate maturities of long-term debt will be revised to reflect the revolving credit facility as current, consistent with U.S. GAAP.

NOTE 9. EXPORT SALES - PAGE 41


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13. WE NOTE THAT YOUR EXPORT SALES FOOTNOTE IS THE ONLY ONE THAT DISCLOSES
BALANCES IN THOUSANDS. TO IMPROVE THE INVESTOR'S ABILITY TO EASILY READ AND COMPREHEND YOUR DOCUMENT, PLEASE REVISE FUTURE FILINGS TO PRESENT ALL NUMERICAL VALUES CONSISTENTLY THROUGHOUT THE FINANCIAL STATEMENTS.

Allied will revise all future filings of the Company's Form 10-K to present all numerical values consistently throughout the financial statements.

NOTE 12.  SEGMENT INFORMATION - PAGE 42

14. IN FUTURE FILINGS PLEASE DISCLOSE REVENUE BY PRODUCT, CONSISTENT WITH THE DISCLOSURE REQUIREMENTS OF PARAGRAPH 37 OF SFAS 131.

All future filings of the Company's Form 10-K will comply with paragraph 37 of SFAS 131.

15. IN FUTURE FILINGS PLEASE PROVIDE INFORMATION ABOUT GEOGRAPHICAL AREAS, CONSISTENT WITH THE DISCLOSURE REQUIREMENTS OF PARAGRAPH 380 OF SFAS 131. WE NOTE YOUR DISCLOSURE OF EXPORT SALES IN FOOTNOTE 9.

Allied's international sales are denominated in U.S. dollars. All future filings of the Company's Form 10-K will provide information about geographical areas consistent with the disclosure requirements of paragraph 38 of SFAS 131.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

16. REFER TO COLUMN C OF THE INVENTORY ALLOWANCE FOR THE YEAR ENDED JUNE 30, 2004, WHICH DISCLOSES $385,451 CHANGE IN THE ALLOWANCE AS CHARGED TO "OTHER ACCOUNTS" RATHER THAN TO "COST AND EXPENSES". PLEASE TELL US AND DESCRIBE IN FUTURE FILINGS TO WHAT "OTHER ACCOUNTS" THE INCREASE IN ALLOWANCE WAS CHARGED.

Column C describes an addition to the Inventory Allowance for Obsolescence and Excess Quantities of $385,451. The other account charged was Inventory before Reserves. During the fiscal year ended June 30, 2004 the Company revalued its inventory before reserves to reflect the current cost of materials and labor to produce the components included in inventory. The value of this inventory before reserves was increased by $385,451. To assure that the net inventory after reserves remained correct, the same amount, $385,451, was added to the Inventory Allowance for Obsolescence and Excess Quantities reserve. This did not result in a change to our net inventory or net income.

The description used in Schedule II will be corrected and enhanced in all future filings of the Company's Form 10-K.

EXHIBITS 31.1 AND 31.2

17. WE NOTE THAT THE CERTIFICATIONS FILED AS EXHIBITS 31.1 AND 31.2 TO YOUR FORM 10-K WERE NOT IN THE PROPER FORM. THE REQUIRED CERTIFICATIONS MUST BE IN EXACT FORM PRESCRIBED: THE WORDING OF THE REQUIRED CERTIFICATIONS MUST NOT BE CHANGED IN ANY RESPECT. REFER TO PART II.B.4 OF RELEASE NO. 8124. ACCORDINGLY, PLEASE FILE AN AMENDMENT TO YOUR FORM 10-K THAT INCLUDES THE ENTIRE FILING TOGETHER WITH THE CERTIFICATIONS OF EACH OF YOUR CURRENT CEO AND CFO IN THE FORM CURRENTLY SET FORTH IN ITEM 601(b)(31) PF REGULATION S-K.

This amendment was filed on October 1, 2004. All future filings will comply with the form currently set forth in Item 601(b)(31) of Regulation S-K.


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As described in the preceding comments, Allied is committed to modifying certain footnote disclosures, the Consolidated Statement of Cash Flows, and the Schedule of Valuation and Qualifying Accounts and Reserves in future filings with the commission. If you would like to speak to me with further comments or questions, I may be reached at 314-771-2400. We appreciate the opportunity to provide these responses and clarification to the SEC.

Sincerely,


Daniel C. Dunn
Vice-President and Chief Financial Officer